UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number: 1-12079
_______________

Calpine Corporation
Retirement Savings Plan

EIN 77-0212977 Plan Number 002

(Full title of the plan)

Calpine Corporation
50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office[s])

Calpine Corporation
Retirement Savings Plan
Index to Financial Statements and Supplemental Schedules

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	2
Statement of Changes in Net Assets for Benefits for the Year Ended December 31, 2007	3
Notes to Financial Statements	4

Supplemental Schedules:*

Schedule H, Part IV, Line 4i, Form 5500 – Schedule of Assets (Held at End of Year) at December 31, 2007	11
Schedule H, Part IV, Line 4a, Form 5500 – Schedule of Delinquent Participant Contributions	12

Signature Page	13

*
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted, because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Calpine Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Calpine Corporation Retirement Savings Plan (the “Plan”) at December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) (Schedule H, Part IV, Line 4i, Form 5500) and Schedule of Delinquent Participant Contributions (Schedule H, Part IV, Line 4a, Form 5500) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP

Houston, Texas
June 30, 2008

Calpine Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value (Note 3)	$162,754,629	$151,924,258
Participant loans	4,769,752	4,324,678
Total investments	167,524,381	156,248,936
Receivables:
Employer contributions	566,586	490,551
Participant contributions	458,752	873,645
Total receivables	1,025,338	1,364,196
Other assets	893	50,693
Total assets	168,550,612	157,663,825

Liabilities
Other liabilities	83,809	—
Net assets available for benefits	$168,466,803	$157,663,825

The accompanying notes are an integral part
of these Financial Statements.

Calpine Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

For the
Year Ended
December 31, 2007
Additions to net assets attributed to
Net appreciation in fair value of investments (Note 3)	$7,436,659
Interest and dividends	9,210,773
Interest income from participant loans	317,055
Total investment income	16,964,487
Contributions
Participants	16,205,384
Employer	9,470,858
Rollovers	986,591
Total contributions	26,662,833
Total additions	43,627,320
Deductions from net assets attributed to
Benefits paid to participants	32,732,079
Administrative expenses (Note 4)	92,263
Total deductions	32,824,342
Net increase	10,802,978
Net assets available for benefits
Beginning of year	157,663,825
End of year	$168,466,803

The accompanying notes are an integral part
of these Financial Statements.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements

1.  Description of the Plan and Investment Program

The following description of the Calpine Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — Calpine Corporation (“Calpine”) established the Plan effective January 1, 1987, to supplement employees’ retirement income. All active employees, with the exception of employees covered by a collective bargaining agreement, who have completed six months of employment with Calpine are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Fidelity Management Trust Company is the Plan trustee. Arnerich Massena & Associates are the investment advisors to the Plan and monitor performance of the Plan on a quarterly basis.

Participant and Calpine Contributions — Beginning January 1, 2007, newly hired employees are required to complete six months of service before becoming eligible to participate in the Plan. The Plan offers participants the option of contributing pre-tax and/or after-tax dollars under Section 401(k) of the Internal Revenue Code (“IRC”). For 2007, participants may contribute up to an annual maximum of the lesser of 75% of eligible compensation or $15,500 on a pre-tax basis. Each participant may contribute an amount of not less than 1% of eligible compensation on an after-tax basis. In addition, participants who were 50 years of age or older at the end of calendar year 2007 were also eligible to make pre-tax “catch-up contributions” up to $5,000 or 75% of eligible compensation. Employee contributions from 1% to 100% can be made on any employer-paid bonus. In 2007, Calpine made a non-elective employer contribution equal to 3% of the employees’ eligible compensation and a matching contribution of 50% for the first 4% of compensation a participant deferred, as defined by the Plan agreement up to a maximum subject to IRC limitations. The amount contributed by an employee (excluding “catch-up contributions”) and on behalf of an employee by Calpine for a given year may not exceed the lesser of $45,000 or 100% of the employee’s annual compensation.

Participant Accounts — Each participant has the right to direct the investment of his/her account balance and contributions to various investment options, some of which are managed by Fidelity Management Trust Company. The investment options are provided to allow participants a choice as to investment elections. Participants may change the allocation of their contributions on a daily basis. In addition, participants may borrow from their accounts in accordance with the Plan’s provisions. Each participant’s account is credited with the participant’s contribution and allocations of (a) Calpine’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses, as defined in the Plan document.

Plan Amendments — On December 20, 2007, Calpine amended and restated the Plan, changing contributions and eligibility. Beginning January 1, 2008, Calpine discontinued its non-elective employer contribution and changed its matching contributions to 100% for the first 5% of compensation a participant deferred. As a result, for periods after 2007, the maximum Calpine contribution for a plan participant will be 5% of the maximum amount of a participant’s compensation that can be taken into account for qualified plan purposes. For 2008, that amount is $230,000.

Vesting — Participants are immediately vested in their pre-tax and after-tax contributions, any rollover contributions, Calpine’s matching and non-elective employer contributions and any earnings thereon.

Participant Loans — Participants are allowed to have one loan outstanding at any one time. Loans are limited to the lesser of $50,000 or one-half of the participant’s vested balance, and are secured by his/her account balance. Loans must be for a minimum of $1,000. The term of all loans shall not extend beyond five years unless such loan is for the purchase of participant’s primary residence. Interest rates on the loans outstanding at December 31, 2007, range from 4.5% to 9.5%. Principal and interest is paid ratably through biweekly payroll deductions.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements

Payment of Benefits — The balance of participant accounts are payable upon disability, death or termination of employment with Calpine. Upon termination of employment, participants may receive a lump-sum payment of vested interest in their account or, if elected by the participant, under a systematic withdrawal plan. If the value of the participant’s account is $1,000 or less, the payment will be made in cash in a single lump sum. Any taxable distribution paid by the trustee directly to the participant will be subject to mandatory federal income tax withholding of 20% of the requested distribution.

Administrative Expenses — Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan and are allocated to the individual participant accounts. Other outside professional and administrative services are paid or provided by Calpine to the extent they are not covered by the Plan.

2.  Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — Investments in mutual funds are stated at fair value based on publicly quoted market prices. Calpine Corporation common stock, which was canceled on January 31, 2008,  as discussed in Note 9, is valued at fair value based upon the last reported sales price on the last business day of the Plan year. Loans to participants are valued at cost, which approximates fair value. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Risks and Uncertainties — In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits — Benefits are recorded when paid.

New Accounting Pronouncements — In September 2006, Financial Accounting Standard Board issued statement No. 157, Fair Value Measurements. Statement No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The Plan’s management is currently assessing the impact this standard will have on the Plan’s financial statements.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements

3.  Investments

The following investments held by the Plan represented 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2007	2006
Fidelity Retirement Money Market Fund	$29,771,971	$28,609,666
Fidelity Balanced Fund	25,745,651	24,905,771
Munder Mid-Cap Core Growth(1)	25,327,137	—
Julius Baer International Equity II(1)	20,716,760	—
AF Growth Fund of America(1)	17,086,017	—
Fidelity Overseas Fund(2)	—	16,386,263
Fidelity Magellan Fund(2)	—	15,407,101
Fidelity Equity Income II Fund	13,484,976	13,250,249
Fidelity Aggressive Growth Fund(2)	—	11,562,591
Artisan Mid Cap Investment(2)	—	8,959,194
Spartan US Equity Index	9,383,550	8,923,885
__________

(1)	New investment added to the Plan during the year ended December 31, 2007.

(2)	Investment discontinued during the year ended December 31, 2007. The balance in the investment account was transferred to a similar type of investment fund.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,436,659 as follows:

Year Ended
December 31, 2007
Net appreciation in mutual funds	$5,988,393
Net appreciation in Calpine Corporation common stock	1,448,266
Net appreciation in fair value of investments	$7,436,659

Prior to January 31, 2008, the Plan also held shares of Calpine Corporation common stock in the unitized stock fund. On November 30, 2005, the Calpine unitized stock fund was closed to new investment with respect to new contributions to the Plan, and with respect to amounts exchanged from other investment funds within the Plan. During 2007, participants were allowed to transfer funds out of the Calpine unitized stock fund, subject to Calpine’s insider trading policy. Calpine, which had filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in December 2005, emerged from Chapter 11 on January 31, 2008 (“the Emergence Date”). On the Emergence Date, all of Calpine’s outstanding common stock was canceled, and each holder of canceled Calpine common stock immediately prior to the Emergence Date, including the Plan, received a warrant to purchase one share of reorganized Calpine common stock at a purchase price of $23.88 per share for each ten shares of canceled Calpine common stock. Such warrants received by the Plan have not been exercised and continue to be held by the Plan. See further discussion of Calpine’s emergence from Chapter 11 in Note 9.

With respect to the warrants received in exchange for Calpine common stock, participants may sell or exercise those warrants subject to the Calpine insider trading policy; however, U.S. Trust Company, N.A., which was hired as investment manager and independent fiduciary for the Calpine unitized stock fund, may also sell or exercise those warrants. U.S. Trust may also do all other things necessary or proper to manage or liquidate the Calpine unitized stock fund, as it determines in its discretion to be in the interest of Plan participants and beneficiaries.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements

4.  Party-In-Interest Transactions

The Trustee and Calpine are parties-in-interest as defined by ERISA. Plan assets can be invested in mutual funds and one commingled trust issued by the Trustee and, as described further in Note 3, the Plan has also invested in Calpine Common Stock. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor’s Rules and Regulations and are exempt under Sections 408(b)(8) and 408(e) of ERISA. Fees paid by the Plan to the trustee amounted to $92,263 for the year ended December 31, 2007.

5.  Plan Termination

Although it has not expressed any intent to do so, Calpine has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan should terminate, the Plan administrator will facilitate the distribution of account balances under the provisions of the Plan agreement until all assets have been distributed by the trustee.

6.  Tax Status

The Plan was designed in accordance with a prototype plan developed by the Plan Trustee, Fidelity Management Trust Company. The Internal Revenue Service determined and informed the Plan Trustee by a letter dated December 12, 2001, that the prototype plan and its related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended and converted into an individual Plan since receiving the determination letter. An application for a tax determination letter for the Plan was filed with the Internal Revenue Service on January 31, 2008. The Plan has not yet received a tax determination letter for the Plan; however, neither the Plan administrator nor the Plan’s tax counsel are aware of any circumstances that could reasonably be expected to result in the Plan becoming disqualified. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

7.  Reconciliation to the Form 5500

The information contained in the financial statements differs from the information contained in the December 31, 2007, Form 5500, which is prepared on a cash basis. The difference is due to receivables due from participant and employer contributions and other liabilities. The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$168,466,803	$157,663,825
Less:
Employer contributions receivable	(566,586)	(490,551)
Participant contributions receivable	(458,752)	(873,645)
Add:
Other liabilities	83,809	—
Net assets available for benefits per Form 5500	$167,525,274	$156,299,629

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements

The following is a reconciliation of contributions per the Statement of Changes in Net Assets Available for Benefits to Form 5500:

For the
Year Ended
December 31, 2007
Total contributions per the financial statements	$26,662,833
Less contributions receivable – 2007
Employer	(566,586)
Participant	(458,752)
Add contributions receivable – 2006
Employer	490,551
Participant	873,645
Total contributions per Form 5500	$27,001,691

8.  Prohibited Transaction

During the year ended December 31, 2007, Plan contributions for November 2007 were incorrectly calculated causing insufficient contributions to the Plan on behalf of participants. The errors were detected subsequent to December 31, 2007. The corrected contributions were not deposited within the required time limits and both the U.S. Internal Revenue Service and the Department of Labor consider late deposits to be prohibited transactions. Calpine intends to deposit in the Plan the late contributions plus interest income to make participants whole for lost earnings, and to file with the Internal Revenue Service a Form 5330 and pay any applicable excise taxes and penalties. Any excise tax payments and penalties will be paid by Calpine and not from the assets of the Plan. The Plan currently estimates that the late contributions and applicable interest income due the Plan at December 31, 2007, will be approximately $50,000, which is included in employer and participant contributions receivable on the Statement of Net Assets Available for Benefits at December 31, 2007.

9.  Legal and Other Matters

Emergence from Bankruptcy

As discussed in Note 3, Calpine emerged from Chapter 11 on January 31, 2008. From December 20, 2005, through the Emergence Date, Calpine Corporation and 274 of its wholly owned subsidiaries (the “U.S. filers”) operated as debtors-in-possession under the protection of the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) following filings for voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. In addition, during that period, 12 of its Canadian subsidiaries (the “Canadian filers” and, together with the U.S. filers, the “Calpine Debtors”) that had filed for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) also operated as debtors-in-possession under the jurisdiction of the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Canadian Court”).

During the pendency of the Chapter 11 cases the Calpine Debtors were authorized to continue to operate as an ongoing business, but were not allowed to engage in transactions outside the ordinary course of business without the prior approval of the applicable court. As part of the “first day” relief requested by the U.S. filers, the U.S. Bankruptcy Court entered an order on December 21, 2005, authorizing the U.S. filers to make payments and take certain actions related to wages and employee benefit plans (the “Wages Order”). The Wages Order granted the U.S. filers specific authority to, among other things, pay participant contributions deducted prior to the filing of the Chapter 11 cases to the Plan trustee, maintain the Plan and continue making payments attributable to the Plan.

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements

The U.S. filers’ plan of reorganization (the “Plan of Reorganization”) provided for the treatment of claims against and interests in the U.S. Debtors. Pursuant to the Plan of Reorganization, as described in Note 3, all shares of Calpine common stock outstanding prior to the Emergence Date were canceled. The fair value of participants’ investments in Calpine common stock was $567,489 at December 31, 2007, consisting of 2,182,651 shares. Holders of Calpine common stock immediately prior to the Emergence Date each received a warrant for every ten shares of canceled Calpine common stock held. Each warrant represents the right to purchase a single share of reorganized Calpine Corporation common stock, subject to certain terms, at $23.88 per share and will expire on August 25, 2008. On or shortly after the Emergence Date, each participant investment in Calpine Corporation common stock received its pro-rata distribution in warrants which may be exercised or sold, subject to Calpine’s insider trading policy. Future increases and decreases in value of the warrants, if any, will correspond with movements in the price of Calpine common stock. As of the date of this report, the current value of Calpine common stock is less than the $23.88 per share warrant price and any remaining value for the warrants is generated by their sale. In the event the warrants are not sold or exercised on or before August 25, 2008, the warrants will expire and participants with warrants in their respective Plan accounts will lose any and all of the value associated with the warrants.

Several parties have filed appeals seeking reconsideration of the order of the U.S. Bankruptcy Court entitled “Findings of Fact, Conclusions of Law, and Order Confirming Sixth Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code,” entered December 19, 2007, confirming the Plan of Reorganization pursuant to section 1129 of the Bankruptcy Code. Despite the effectiveness of the Plan of Reorganization, all of the appeals remain pending in the U.S. District Court for the Southern District of New York (the "SDNY Court"). On February 25, March 10, and March 14, 2008, the shareholder appellants filed their respective opening briefs. Calpine filed a response on March 28, 2008, seeking to dismiss the appeals on grounds that (i) the appeals were equitably moot, (ii) the appellants had not made the threshold showing required to reverse the U.S. Bankruptcy Court; and (iii) the appeals all lack merit. The appellants filed their reply briefs on April 7, 2008. Calpine is now waiting for the SDNY Court to schedule oral argument and/or render its decision.

ERISA Complaint

In re Calpine Corp. ERISA Litig.  Two nearly identical class action complaints alleging claims under ERISA (Phelps v. Calpine Corporation, et al. and Lenette Poor-Herena v. Calpine Corporation, et al.) were consolidated under the caption In re Calpine Corp. ERISA Litig., Master File No. C 03-1685 SBA, in the United States District Court for the Northern District Court of California. Plaintiff Poor-Herena subsequently dropped her claim. The consolidated complaint, which names as defendants Calpine Corporation, the members of Calpine Corporation’s Board of Directors, the Plan’s Advisory Committee and its members, signatories of the Plan’s Annual Return/Report of Employee Benefit Plan Forms 5500 for 2001 and 2002, an employee of a consulting firm hired by the Plan, and unidentified fiduciary defendants, alleged claims under ERISA on behalf of the participants in the Plan from January 5, 2001, to the present who invested in the Calpine unitized stock fund. The consolidated complaint alleged that defendants breached their fiduciary duties under ERISA by permitting participants to buy and hold interests in the Calpine unitized stock fund. All claims were dismissed with prejudice by the Northern District Court. The plaintiff appealed the dismissal to the United States Court of Appeals for the Ninth Circuit. As a result of the Chapter 11 filings, the appeal was automatically stayed with respect to Calpine Corporation. In addition, Calpine Corporation filed a motion with the U.S. Bankruptcy Court to extend the automatic stay to the individual defendants. Plaintiff opposed the motion in the U.S. Bankruptcy Court and a hearing was scheduled for June 5, 2006; however, prior to the hearing, the parties stipulated to allow the appeal to the Ninth Circuit Court of Appeals to proceed. If the Northern District Court ruling is reversed, the plaintiff may then seek leave from the U.S. Bankruptcy Court to proceed with the action. Plaintiff’s opening brief was filed with the Ninth Circuit Court of Appeals on November 6, 2006. Further briefing on the appeal was then stayed pending completion of the parties’ participation in the Ninth Circuit Court of Appeal’s alternative dispute resolution program. On March 21, 2007, the parties reached an agreement in principle to settle the claims of plaintiff and the purported class in return for a payment of $4.2 million by Calpine’s fiduciary insurance carrier, the net proceeds of which will ultimately be deposited into individual plan members’ accounts. The parties finalized the settlement agreement on March 7, 2008. The Plan has not recorded a receivable as of December 31, 2007, for the settlement as the amount that will be ultimately received by the Plan has not yet been determined. The payment to be received by the Plan will be reduced by

Calpine Corporation
Retirement Savings Plan
Notes to Financial Statements

attorneys’ fees, compensation payments to the plaintiff and other costs and expenses of the settlement, including notice and claims administration expenses ultimately allowed by the court. Pursuant to the terms of the settlement, the Ninth Circuit Court of Appeals dismissed plaintiff’s appeal without prejudice and remanded the case to the Northern District Court by order dated April 8, 2008. The settlement remains subject to approval by the Northern District Court. On June 10, 2008, plaintiffs filed a motion for preliminary approval of the settlement by the District Court. The motion is noticed for hearing on July 15, 2008.

Calpine Corporation Retirement Savings Plan
EIN No. 77-0212977
Schedule H, Part IV, Line 4i, Form 5500 — Schedule of Assets (Held at End of Year)
at December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

*	Cash	Cash	**	$204,733
*	Calpine Corporation common stock	2,182,651 shares of common stock	**	567,489
*	Fidelity Balanced Fund	1,312,884 shares of mutual fund investments	**	25,745,651
*	Fidelity Equity Income II Fund	586,814 shares of mutual fund investments	**	13,484,976
*	Fidelity Retirement Money Market Fund	29,771,971 shares of mutual fund investments	**	29,771,971
*	Fidelity U.S. Bond Index	38,042 shares of mutual fund investments	**	414,279
	Brown Capital Management Small Company Institutional Fund	188,052 shares of mutual fund investments	**	6,719,107
	Delaware U.S. Growth I	17,517 shares of mutual fund investments	**	281,150
	Metwest Total Return Bond	678,560 shares of mutual fund investments	**	6,677,034
	Veracity Small Cap Value Return	270,142 shares of mutual fund investments	**	6,272,691
	AF Growth Fund of America	506,102 shares of mutual fund investments	**	17,086,017
	Munder Mid-Cap Core Growth	834,227 shares of mutual fund investments	**	25,327,137
	Julius Baer International Equity II	1,210,091 shares of mutual fund investments	**	20,716,760
*	Fidelity Retirement Government Money Market Fund	2,015 shares of mutual fund investments	**	2,015
*	Fidelity Managed Income Portfolio	100,069 shares of commingled funds	**	100,069
*	Spartan US Equity Index	180,801 shares of mutual fund investments	**	9,383,550
*	525 Participant loans	Interest rates: 4.5 to 9.5%	$—	4,769,752
				$167,524,381
__________

*	Party-in-interest for which a statutory exemption exists.

**	Under ERISA, reporting the cost of an asset held for investment purposes is not required for participant-directed investments.

Calpine Corporation Retirement Savings Plan
EIN No. 77-0212977
Schedule H, Part IV, Line 4a, Form 5500 — Schedule of Delinquent Participant Contributions

Participant Contributions	Total that Constitute
Transferred Late to Plan	Nonexempt Prohibited Transactions

$50,000	$50,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CALPINE CORPORATION RETIREMENT SAVINGS PLAN

	By:	/s/ Zamir Rauf
Zamir Rauf
Senior Vice President and Interim Chief Financial Officer

Date: June 30, 2008